                          PITNEY BOWES INC.                  EXHIBIT (iv)

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

                                            Years Ended December 31,
                                1995      1994      1993(2)   1992(2)   1991(2)
Income from continuing
 operations before
 income taxes               $618,931  $566,507  $498,860  $411,954  $388,997

Add:
 Interest expense            226,110   194,115   189,292   230,764   257,595
 Portion of rents
  representative of
  the interest factor         42,064    42,339    33,842    33,786    32,503
 Amortization of
   capitalized interest          914       914       914       914       914

Income as adjusted          $888,019  $803,875  $722,908  $677,418  $680,009

Fixed charges:
 Interest expense           $226,110  $194,115  $189,292  $230,764  $257,595
 Capitalized interest          2,178       733         -         -         -
 Portion of rents
  representative of
  the interest factor         42,064    42,339    33,842    33,786    32,503

                            $270,352  $237,187  $223,134  $264,550  $290,098
Ratio of earnings to
 fixed charges                  3.28      3.39      3.24      2.56      2.34

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and fixed charges by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Reclassified to reflect discontinued operations.